SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2007
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	December 14, 2007
Shaw Communications Inc.
By:
/s/ Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
SHAW ANNOUNCES REDEMPTION
OF 8.54% SERIES B CAPITAL SECURITIES
Calgary, Alberta (December 14, 2007) — Shaw Communications Inc. announced today that it has given notice of its intention to redeem all of its outstanding Cdn $100 million 8.54% Series B Capital Securities (commonly referred to as Canadian Originated Preferred Securities). The CUSIP number of the Series B Capital Securities is 82028K AA9.
The redemption date will be January 30, 2008. The redemption price of $1,042.70 per Series B Capital Security plus $28.31 in accrued and unpaid interest per Series B Capital Security will be paid in the normal manner on that date to security holders of record at the close of business on January 15, 2008.
This news release is for informational purposes only and is not an offer to buy any securities of Shaw Communications Inc.
Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Star Choice). The Company serves 3.3 million customers, including almost 1.5 million Internet subscribers, through a reliable and extensive network, which comprises over 575,000 kilometres of fibre. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX — SJR.B, NYSE — SJR).

For further information, please contact:
Shaw Investor Relations Department
investor.relations@sjrb.ca